EXHIBIT 99.2

Asx Announcement

(ASX: NVX)

NOT FOR RELEASE TO US WIRE SERVICES OR DISTRIBUTION IN THE UNITED STATES

Successful Institutional Placement and Launch of Share Purchase Plan

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NOVONIX has received firm commitments from institutional and sophisticated investors for a placement of A$20.7 million fully paid ordinary shares.
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The offer price of A$0.16 per new share represents a:
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31.2% discount to the 5-day VWAP (up to and including 15 June 2026) of A$0.23; and
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33.3% discount to the last traded price of NOVONIX shares of A$0.24 on 15 June 2026.
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In addition to the placement, NOVONIX is also offering eligible shareholders the opportunity to acquire new fully paid ordinary shares at an issue price of A$0.16 per new share under a non-underwritten share purchase plan (“SPP”) which, if fully subscribed, will raise approximately A$3.0 million (before costs).[1]
•
The funds raised under the placement and SPP will be applied towards funding capital expenditure required to support production capacity and meet forecast customer demand.

BRISBANE, Australia, June 17, 2026 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”) a leading battery materials and technology company, is pleased to announce that it has received firm commitments for approximately A$20.7 million through a placement to institutional and sophisticated investors, utilising the Company’s existing 15% placement capacity2 under ASX Listing Rule 7.1 (“Institutional Placement”).

In conjunction with the Institutional Placement, the Company will also offer eligible shareholders the opportunity to acquire new shares under the SPP at the same price offered to investors under the Institutional Placement, being A$0.16 per fully paid ordinary share (“Offer Price”). The Offer Price represents a 33.3% discount to the last traded price of NOVONIX

1 The Company intends to apply for waivers from ASX Listing Rules 7.1 and 10.11 to permit the Company to issue new shares under the SPP at a discount greater than 20% of the five-day VWAP. If the ASX does not grant these waivers, the issue of new shares under the SPP would be conditional on receipt of shareholder approval.

2 Based on remaining placement capacity of approximately 129,334,163 shares under ASX Listing Rule 7.1.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

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shares on 15 June 2026 of A$0.24 and a 31.2% discount to the 5-day VWAP (up to and including 15 June 2026) of A$0.23.

Proceeds of the Institutional Placement and SPP are expected to be allocated towards capital expenditure required to support production capacity and to meet forecast customer demand.

Mike O’Kronley, Managing Director and CEO of NOVONIX said:

"This capital raise positions the Company to continue investing in the production capacity required to support forecast customer demand. Expanding our capacity is an important step in executing our growth strategy and reinforcing our ability to supply high-quality material to strategic customers as demand continues to increase."

Bell Potter Securities Limited was the Lead Manager for the Institutional Placement and will receive a fee of 5% of funds raised under the Institutional Placement. New shares issued under the Institutional Placement and SPP will rank equally with existing fully paid ordinary shares of NOVONIX from the date of issue.

Share Purchase Plan Details

Shareholders on the NOVONIX register at 7:00pm (Sydney time) on 16 June 2026 ("Record Date") with a registered address in Australia or New Zealand will be entitled to subscribe for up to A$30,000 worth of fully paid ordinary shares per shareholder, free of transaction and brokerage costs, through the SPP, subject to eligibility criteria and other terms and conditions of the SPP which will be set out in the SPP booklet that will be dispatched to eligible shareholders on or around 22 June 2026. Shares issued under the SPP will rank equally with existing fully paid ordinary shares of NOVONIX.

The shares offered under the SPP ("SPP Shares") will be issued to eligible shareholders at the Offer Price, which is the same price as the shares issued to investors under the Institutional Placement. The Offer Price represents a discount of approximately 31.2% of the volume weighted average price of NOVONIX shares over the last 5 days on which trades were recorded before the day on which the SPP (and the Institutional Placement) were announced.

The Offer Price is such that the discount offered to eligible shareholders under the SPP is higher than the maximum 20% discount allowable under the Listing Rules. Accordingly, the Company is required to seek and intends to apply for a waiver of ASX Listing Rules 7.1 and 10.11 to permit the Company to issue the SPP Shares at the Offer Price without shareholder approval ("Waivers").

In the event that the Waivers are not granted, the Company intends to seek shareholder approval to issue the SPP Shares at the Offer Price. Accordingly, the issue of the SPP Shares is conditional on receipt of the Waivers or, if the Waivers are not granted, shareholder approval being obtained.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.2

The SPP will open on 22 June 2026 and will close at 5:00pm (Sydney time) on Friday, 14 August 2026. If the Waivers are not granted, a general meeting will be convened during the SPP offer period seeking shareholder approval for the issue of SPP Shares.

The SPP recognizes the support of NOVONIX shareholders. If fully subscribed, the SPP will raise approximately A$3.0 million.

NOVONIX may decide to scale back applications should it receive demand above that target or to issue a higher amount, at its absolute discretion (and, if a higher amount is issued, to either accept applications in full or scale back applications, at its absolute discretion).

Further information surrounding the SPP will be included in the SPP Booklet which is expected to be distributed on or around Monday, 22 June 2026. Existing, eligible shareholders wishing to participate in the SPP should read the SPP Booklet carefully.

Indicative Timetable

Institutional Placement	Date
Trading halt	Tuesday, 16 June 2026
Trading halt lifted and announcement of Institutional Placement and SPP	Wednesday, 17 June 2026
Settlement of new shares under the Institutional Placement	Friday, 19 June 2026
Allotment of new shares under the Institutional Placement	Monday, 22 June 2026
SPP
Record date for the SPP	7:00pm on Tuesday, 16 June 2026
Dispatch of SPP Booklet and SPP opens	Monday, 22 June 2026
SPP closes[3]	5:00pm on Friday, 14 August 2026

Note: All dates are indicative only. All dates and times are Sydney time, unless otherwise specified. NVX reserves the right to vary the date of the Institutional Placement and SPP, in general or in particular cases, at its discretion, subject to the ASX Listing Rules and the Corporations Act, including closing them early or terminating them altogether, without prior notice.

3 The offer period under the SPP contemplates the possibility that, if the Waivers are not granted, a general meeting will need to be called to seek shareholder approval for the issue of the SPP Shares. The Company reserves the right to close the SPP early or to withdraw the SPP, in its sole and absolute discretion, by lodging an announcement with ASX.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.2

This announcement has been authorised for release by Ron Edmonds, Chairman.

About NOVONIX
NOVONIX is building a resilient North American battery materials supply chain to reduce risk and support U.S. energy independence. Headquartered in Chattanooga, Tennessee, the company produces high-performance synthetic graphite anode materials for lithium-ion batteries, serving energy storage, electric vehicles, and industrial markets. Through proprietary technologies and expanding manufacturing capacity, NOVONIX is scaling critical battery materials to meet growing global demand.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited
Investors: ir@novonixgroup.com
Media: media@novonixgroup.com

Cautionary Note Regarding Forward-Looking Statements
This announcement contains certain "forward-looking statements" that are based on management's belief, assumptions, opinions and expectations and on information currently available to management as of the date of this announcement. All statements other than statements of historical facts included in this announcement, including statements regarding NOVONIX’s forecasts, business strategy, plans and objectives, are forward-looking statements. These statements can generally be identified by the use of forward-looking words, such as "expect", "anticipate", "likely", "intend", "should", "could", "may", "predict", "plan", "propose", "will", "believe", "forecast", "estimate", or "target". Such statements may be based on underlying assumptions (which could prove incorrect or may be subject to change) and are subject to the risks disclosed in the Company’s most recent annual report on Form 20-F,many of which are outside the control of NOVONIX and are not reliably predictable, and which could cause actual results to differ materially, in terms of quantum and timing, from any results described in this announcement. You are strongly cautioned not to place undue reliance on forward-looking statements. Copies of the Company’s most recent annual report may be obtained by visiting the Company’s Investor Relations website at www.novonixgroup.com or the SEC’s website at www.sec.gov.

No representation is made by NOVONIX or the Lead Manager or any of their respective related bodies corporate, shareholders or affiliates, or any of each of their respective officers, directors, partners, employees, consultants, contractors, affiliates, agents, advisers or representatives (each a “Limited Party” and together, the “Limited Parties”) as to the correctness of the forward-looking statements on or after the date of this announcement. NOVONIX does not undertake any obligation to publicly release the result of any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect the occurrence of unanticipated events. To the maximum extent permitted by law, NOVONIX, the Lead Manager and each of their respective Limited Parties disclaim any responsibility for the accuracy or completeness of any forward-looking statements whether as a result of new information, future events or results or otherwise. To the maximum extent permitted by law, each of NOVONIX, the Lead Manager and each of their respective Limited

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.2

Parties disclaim any responsibility to update or revise any forward-looking statement to reflect any change in NOVONIX's financial condition, status or affairs or any change in the events, conditions or circumstances on which a statement is based, except as required by Australian law.

Disclaimer
The Lead Manager has not independently verified any of the information in this announcement and has not authorised, permitted or caused the issue or lodgement, submission, dispatch or provision of this announcement and there is no statement in this announcement which is based on any statement made by the Lead Manager.

To the maximum extent permitted by law, the Lead Manager (1) expressly excludes and disclaims all liabilities for losses incurred as the result of any information in this announcement being inaccurate or incomplete. This includes, without limitation, any responsibility or liability arising from fault, negligence or negligent misstatement, for any loss (whether foreseeable or not and whether direct, indirect, incidental, consequential, special or economic loss or damage) including, without limitation, any loss of profit or anticipated profit, fines or penalties, loss of business or anticipated savings, loss of use, business interruption or loss of goodwill, bargain or opportunities, arising from the use of, or reliance on anything contained in or omitted from, this announcement or its contents or otherwise arising in connection with it; (2) disclaims any obligation or undertaking to release any updates or revisions to the information in this announcement to reflect any change in expectations or assumptions; and (3) does not make any representation or warranty (whether express or implied) in this announcement as to the fairness, currency, accuracy, timeliness, reliability or completeness of any information, opinions or conclusions in this announcement (including the accuracy, likelihood of achievement or reasonableness of any forecast returns, yields, future income or other statements in relation to future matters) nor do they make any representation or warranty (whether express or implied) that this announcement contains all material information about NOVONIX or which a prospective investor may require in evaluating a possible investment in NOVONIX or the acquisition of securities in NOVONIX, or in respect of the likelihood of fulfilment of any forward-looking statement or any event or results expressed or implied in any forward-looking statement.

This announcement does not form the basis of any contract or commitment, nor does it contain any financial product or investment advice. It does not take into account any investor’s investment objectives, financial situation or particular needs. Recipients should make their own enquiries in relation to any investment decisions and it has not been assumed that recipients will use the information in this announcement as part of their investment decision without making their own enquiries and obtaining independent advice. The Lead Manager makes no recommendation as to whether any person should participate in the Institutional Placement or the SPP.

Further, the Lead Manager does not intend that any of its representatives act or be responsible as a fiduciary, or assume any duty, to any investor (or its officers, employees, consultants, agents, security holders, creditors or any other person). Except where otherwise agreed expressly in writing, the Lead expressly disclaims any fiduciary obligations to or duty of care to or relationship with any investor or potential investor in connection with the Institutional Placement or any member in connection with the SPP or otherwise, and by accessing this announcement each recipient expressly disclaims any such fiduciary relationship and agrees that it is responsible for making its own independent judgements with respect to the Institutional Placement and the SPP and any other transaction or other matter arising in connection with this announcement.

Determination of eligibility of investors
Determination of eligibility of investors for the purposes of the Institutional Placement is determined by reference to a number of matters, including legal and regulatory requirements, logistical and registry constraints and the discretion of NOVONIX and the Lead Manager. To the maximum extent permitted by law, NOVONIX, the Lead Manager and their respective officers and representatives each disclaim any duty or liability (including, without

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

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limitation, any liability arising from fault, negligence or negligent misstatement) in respect of the exercise of that discretion or otherwise.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.2

International Offer Restrictions

This announcement does not constitute an offer of new ordinary shares (“New Shares”) of the Company in any jurisdiction in which it would be unlawful. In particular, this announcement may not be distributed to any person, and the New Shares may not be offered or sold, in any country outside Australia except to the extent permitted below.

Germany: This announcement has not been, and will not be, registered with or approved by any securities regulator in Germany or elsewhere in the European Union. Accordingly, this announcement may not be made available, nor may the New Shares be offered for sale, in Germany except in circumstances that do not require a prospectus under Article 1(4) of Regulation (EU) 2017/1129 of the European Parliament and the Council of the European Union (the “Prospectus Regulation”).

In accordance with Article 1(4)(a) of the Prospectus Regulation, an offer of New Shares in Germany is limited to persons who are “qualified investors” (as defined in Article 2(e) of the Prospectus Regulation).

Hong Kong: WARNING: This announcement has not been, and will not be, registered as a prospectus under the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong, nor has it been authorised by the Securities and Futures Commission in Hong Kong pursuant to the Securities and Futures Ordinance (Cap. 571) of the Laws of Hong Kong (the “SFO”). Accordingly, this announcement may not be distributed, and the New Shares may not be offered or sold, in Hong Kong other than to “professional investors” (as defined in the SFO and any rules made under that ordinance).

No advertisement, invitation or document relating to the New Shares has been or will be issued, or has been or will be in the possession of any person for the purpose of issue, in Hong Kong or elsewhere that is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to New Shares that are or are intended to be disposed of only to persons outside Hong Kong or only to professional investors. No person allotted New Shares may sell, or offer to sell, such securities in circumstances that amount to an offer to the public in Hong Kong within six months following the date of issue of such securities.

The contents of this announcement have not been reviewed by any Hong Kong regulatory authority. You are advised to exercise caution in relation to the offer. If you are in doubt about any contents of this announcement , you should obtain independent professional advice.

New Zealand: This announcement has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMC Act”).

The New Shares are not being offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) other than to a person who:

• is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

• meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

• is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

• is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

• is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

Singapore: This announcement and any other materials relating to the New Shares have not been, and will not be, lodged or registered as a prospectus in Singapore with the Monetary Authority of Singapore. Accordingly, this announcement and any other document or materials in connection with the offer or sale, or invitation for subscription or purchase, of New Shares, may not be issued, circulated or distributed, nor may the New Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.2

indirectly, to persons in Singapore except pursuant to and in accordance with exemptions in Subdivision (4) Division 1, Part 13 of the Securities and Futures Act 2001 of Singapore (the “SFA”) or another exemption under the SFA.

This document has been given to you on the basis that you are an “institutional investor” or an “accredited investor” (as such terms are defined in the SFA). If you are not such an investor, please return this document immediately. You may not forward or circulate this announcement to any other person in Singapore.

Any offer is not made to you with a view to the New Shares being subsequently offered for sale to any other party in Singapore. On-sale restrictions in Singapore may be applicable to investors who acquire New Shares. As such, investors are advised to acquaint themselves with the SFA provisions relating to resale restrictions in Singapore and comply accordingly.

Switzerland: The New Shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange or on any other stock exchange or regulated trading facility in Switzerland. Neither this announcement nor any other offering or marketing material relating to the New Shares constitutes a prospectus or a similar notice, as such terms are understood under art. 35 of the Swiss Financial Services Act or the listing rules of any stock exchange or regulated trading facility in Switzerland.

No offering or marketing material relating to the New Shares has been, nor will be, filed with or approved by any Swiss regulatory authority or authorised review body. In particular, this document will not be filed with, and the offer of New Shares will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

Neither this announcement nor any other offering or marketing material relating to the New Shares may be publicly distributed or otherwise made publicly available in Switzerland. The New Shares will only be offered to investors who qualify as “professional clients” (as defined in the Swiss Financial Services Act). This document is personal to the recipient and not for general circulation in Switzerland.

United Kingdom: This announcement has not been delivered for approval to the Financial Conduct Authority in the United Kingdom and no prospectus (within the meaning of Regulation 21 of The Public Offers and Admissions to Trading Regulations 2024 (“POATRs”)) has been published or is required to be published in respect of the New Shares.

This document is issued on a confidential basis to “qualified investors” (within the meaning of paragraph 2 of Schedule 1 to the POATRs) in the United Kingdom. The New Shares may not be offered or sold in the United Kingdom by means of this announcement or any other document except pursuant to an exemption from the general prohibition on offers of relevant securities to the public in the United Kingdom. This announcement should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, as amended (“FSMA”)) received in connection with the offer or sale of the New Shares has been, and only will be, communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of the FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (“relevant persons”). The investment to which this document relates is available only to relevant persons. Any person who is not a relevant person should not act or rely on this document.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com

EXHIBIT 99.2

Not for distribution or release in the United States
This announcement has been prepared for publication in Australia and may not be released or distributed in the United States. This announcement does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States or any other jurisdiction. Any securities described in this announcement have not been, and will not be, registered under the US Securities Act of 1933 and may not be offered or sold in the United States except in transactions exempt from, or not subject to, the registration of the US Securities Act and applicable US state securities laws.

ACN 157 690 830, 1029 West 19th Street; Chattanooga, TN 37408; USA | novonixgroup.com